Exhibit 99.1

Contact:

Jim Ferguson

President and Chief Executive Officer

(864) 288-8877, ext. 6912

SPAN-AMERICA MEDICAL SYSTEMS, INC.

AGREES TO BE ACQUIRED BY SAVARIA CORPORATION

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All-Cash Tender Offer of $29 Per Share

Greenville, South Carolina – May 1, 2017 –Span-America Medical Systems, Inc. (“Span-America”) (NASDAQ: SPAN) announced today that it has reached an agreement to be acquired by Savaria Corporation, an Alberta, Canada corporation (“Savaria”) (TSX: SIS). Savaria intends to acquire Span-America by way of an all-cash tender offer for $29 per share, or approximately $80.2 million. The transaction is expected to close in the second quarter of 2017.

Tom Henrion, Chairman of Span-America’s board of directors, said, “The Board of Directors of Span-America unanimously approved the proposed acquisition of Span-America by Savaria. The proposed all-cash tender offer of $29 per share represents an immediate and substantial cash value as well as a substantial premium over our stock price, and we believe it fully values the company for our shareholders. Savaria’s offer reflects the value that our management and employee team has created for our shareholders. All of Span-America’s board members and senior managers have agreed to tender their shares in the tender offer.”

Founded in 1979, Savaria provides accessibility solutions for the elderly and physically challenged to increase their mobility and independence. Savaria designs, manufactures, distributes and installs accessibility equipment, such as stair lifts for straight and curved stairs, vertical and inclined wheelchair lifts, elevators for home and commercial use, as well as patient lifts. In addition, it converts and adapts vehicles to be wheelchair accessible. It also operates a network of franchisees and corporate stores through which new and recycled accessibility equipment is sold and, in certain locations, vehicle conversions are performed. Savaria operates a plant located in Huizhou, China, which increases its competitive edge. Savaria records close to 60% of its revenue outside Canada, primarily in the United States. It operates a sales network of some 400 retailers and affiliates in North America and employs some 500 people. Its principal places of business are located in Laval, Quebec, Brampton, Ontario, and Huizhou, China.

Structure and Terms

Under the terms of the transaction, Span-America shareholders will receive $29 in cash per share. This represents a premium of 33% to Span-America’s closing share price on NASDAQ on April 28, 2017, the last full trading day prior to the announcement date of the Transaction, and a premium of 33% to Span-America’s 20-day volume weighted average closing price, calculated as at April 28, 2017. Savaria has indicated that it will finance the transaction with cash on hand, a financing commitment from National Bank of Canada and a Canadian equity private placement of subscription receipts.

Span-America Agrees to be Acquired

By Savaria Corporation

May 1, 2017

The transaction is subject to customary closing conditions, including receipt of two-thirds of Span-America’s shares on a fully diluted basis in a tender offer to Span-America’ shareholders. All of the members of Span-America’s board of directors and its senior officers have entered into tender support agreements with Savaria committing, subject to certain conditions and exceptions, to tender (without a right of withdrawal) all of their Span-America shares, constituting in aggregate approximately 15.9% of its outstanding shares. Following the successful completion of the tender offer, Savaria will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price per share as that payable under the offer. The transaction is expected to close in the second calendar quarter of 2017.

About Span-America Medical Systems, Inc.

Span-America manufactures and markets a comprehensive selection of pressure management products for the medical market, including Geo-Matt®, PressureGuard®, Geo-Mattress®, Custom Care®, Span+Aids®, Isch-Dish®, Risk Manager® and Selan® products. Through our wholly-owned subsidiary Span Medical Products Canada Inc., we manufacture and market the Encore®, Advantage and Rexx beds as well as related in-room furnishing products for the long-term care market. We also supply custom foam and packaging products to the consumer and industrial markets. Span-America’s stock is traded on The NASDAQ Global Market under the symbol “SPAN.” For more information, please visit www.spanamerica.com.

Advisors

Robert W. Baird & Co. served as Span-America’s financial advisors and Wyche, P.A. served as Span-America’s legal counsel for the transaction.

Investor Conference Call

Span-America will host an investor conference call and webcast at 8:00 a.m. Eastern Time on Tuesday, May 2, 2017. For investors or analysts who want to participate during the call, a live broadcast of the conference call will be available online at www.spanamerica.com under Investor Relations on the About Us tab. The online replay will follow immediately and continue for 30 days.

Important additional information will be filed with the U.S. Securities and Exchange Commission

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of Span-America stock. Savaria has not yet commenced the tender offer for shares of Span-America stock described in this announcement. Upon commencement of the tender offer, Savaria will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Span-America will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Savaria, Span-America, the transaction, and related matters. Investors and security holders are urged to read each of these documents carefully when they are available. Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Savaria and Span-America through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain these documents by contacting the information agent named in the tender offer materials.

Span-America Agrees to be Acquired

By Savaria Corporation

May 1, 2017

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws. Statements regarding future events and developments and Span-America’s future performance, as well as management’s current expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. Forward-looking statements are statements that do not relate strictly to historical or current facts. These statements may include words such as “guidance,” “anticipate,” “estimate,” “expect,” “forecast,” “project,” “plan,” “intend,” “believe,” “confident,” “may,” “should,” “can have,” “likely,” “future” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

Examples of such statements in this press release include without limitation statements regarding the planned completion of the tender offer and the merger described above. These forward-looking statements are subject to a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are: (a) uncertainties as to the percentage of Span-America’s stockholders tendering their shares in the tender offer, (b) the possibility that competing offers will be made, (c) the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit or delay the consummation of the merger, (d) the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, vendors and other business partners, (e) the risk that stockholder or other litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability, (f) the inability to achieve anticipated sales growth in the medical and custom products segments, (g) the possibility of a loss of a key customer or distributor for our products, (h) risks related to international operations and foreign currency exchange associated with Span-America’s Canadian subsidiary, (i) the possibility of having material uncollectible receivables from one or more key customers or distributors, (j) the potential for volatile pricing conditions in the market for polyurethane foam, (k) raw material cost increases, (l) the possibility that some or all of our medical products could be determined to be subject to the 2.3% medical device excise tax imposed by the Affordable Care Act, (m) the potential for lost sales due to competition from low-cost foreign imports, (n) changes in relationships with large customers or key suppliers, (o) uncertainty about whether or not we will be awarded or continue to be awarded one-time seasonal promotions with major retailers, which can have a large impact on annual revenues and earnings, (p) the impact of competitive products and pricing, (q) government reimbursement changes in the medical market, (r) FDA and Health Canada regulation of medical device manufacturing, and (s) other risk factors detailed in Span-America’s Annual Report on Form 10-K for the fiscal year ended October 1, 2016 and other filings with the SEC, which can be found at the SEC’s website www.sec.gov.

We disclaim any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. We are not responsible for changes made to this document by wire services or Internet services.

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